UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Registrant’s name)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Receipt of Nasdaq Delinquency Notice

On November 14, 2023, Caravelle International Group (the “Company”) received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has not yet filed its interim financial statements for the six-month period ended April 30, 2023 (the “Filing”), and that the Company no longer complies with Nasdaq’s Listing Rule 5250(c)(1) for continued listing. Pursuant to the Nasdaq Listing Rules, the Company has 60 days, or until January 16, 2024, to submit a plan to Nasdaq to regain compliance (the “Compliance Plan”) and can be granted an exception of up to 180 calendar days from the Filing’s due date, or until April 29, 2024, to regain compliance upon Nasdaq’s acceptance of the Compliance Plan. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Company fails to timely regain compliance with the Nasdaq Listing Rules, the securities of the Company will be subject to delisting from Nasdaq.

The Notice does not result in an immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “CACO,”, subject to the Company’s compliance with other continued listing requirements of Nasdaq.

On November 17, 2023, the Company issued a press release announcing its receipt of the Notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated November 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) CARAVELLE INTERNATIONAL GROUP

Date:	November 20, 2023

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Chief Executive Officer

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